UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                              (Amendment No. ___)*

                               Cumulus Media, Inc.
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                                (Name of Issuer)

                Class A Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    231082108
         --------------------------------------------------------------
                                 (CUSIP Number)

                         Chilton Investment Company, LLC
                        1266 East Main Street, 7th Floor
                               Stamford, CT 06902
                                 (203) 352-4000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 13, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 231082108                SCHEDULE 13D        Page 2 of 6 Pages
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Chilton Investment Company, LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)[ ] (b)[X]


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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     AF, OO
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                7     SOLE VOTING POWER
                      10,359,756
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          10,359,756
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,359,756
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       20.0%
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14     TYPE OF REPORTING PERSON (See Instructions)

       IA
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

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CUSIP No. 231082108                SCHEDULE 13D        Page 3 of 6 Pages
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ITEM 1.     Security and Issuer.

This statement on Schedule 13D (the "Statement") relates to the Class A common stock, par value $0.01 per share (the "Common Stock") of Cumulus Media, Inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 3535 Piedmont Road, Building 14, 14th Floor, Atlanta, GA 30305. This Statement supersedes the statement on Schedule 13G filed by the Reporting Person on February 14, 2006 (the "Schedule 13G").

ITEM 2.     Identity and Background.

This Statement is being filed by Chilton Investment Company, LLC, a limited liability company organized in the state of Delaware (sometimes referred to herein as "Chilton" or the "Reporting Person").

Chilton is the general partner of certain investment limited partnerships (the "Chilton Funds") and the investment adviser of certain managed accounts (the "Managed Accounts" and, together with the Chilton Funds, the "Client Accounts"), certain of which own Common Stock of the Issuer. As such, Chilton exercises voting control and dispositive power over such Common Stock. Chilton's Client Accounts are primarily engaged in the business of investing and trading in securities.

The address of the principal office of the Reporting Person is 1266 East Main Street, 7th Floor, Stamford, Connecticut 06902.

During the past five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and
(ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.     Source and Amount of Funds or Other Consideration.

As of the date hereof, Chilton has acquired on behalf of its Client Accounts 10,359,756 shares of Common Stock for an aggregate purchase price of $134,864,304. All of such purchases and sales were made through open market transactions. The funds for such acquisitions came from the working capital of the Client Accounts or from their margin accounts in the regular course of business.


ITEM 4.     Purpose of Transaction.

The investment in the Common Stock by Chilton, on behalf of its Client Accounts, was made in the ordinary course of its business of investing and trading in securities, as reported on the Schedule 13G. Chilton acquired the Common Stock believing such securities to be undervalued.

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CUSIP No. 231082108                SCHEDULE 13D        Page 4 of 6 Pages
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Chilton intends to continue to review on a regular basis its investment in the
Common Stock and the Company's business and affairs, as well as the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions. Chilton may in the future take such actions with respect to its investment in the Common Stock as it deems appropriate in light of the circumstances existing from time to time, including acquiring or disposing of Common Stock at any time and from time to time in the open market or otherwise, and communicating its views regarding the Company to third parties.

ITEM 5.     Interest in Securities of the Issuer.

(a) As of today, the Reporting Person is deemed to beneficially own (through its control of the Client Accounts) 10,359,756 shares of Common Stock, representing 20.0% of the Issuer's Common Stock. The foregoing calculations are based on 51,777,839 shares of Common Stock issued and outstanding as of October 31, 2005 according to publicly available filings of the Issuer.

(b) The responses of the Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(c) The following transactions in shares of Common Stock were effected during the preceding 60 days by the Reporting Person, in each case on behalf of one or more Client Accounts:

     o On December 15, 2005, 100,000 shares of Common Stock were purchased through Merrill Lynch & Co. at a price per share of $12.4948

     o On December 15, 2005, 117,767 shares of Common Stock were purchased through Credit Suisse at a price per share of $12.5054

     o On December 15, 2005, 50,000 shares of Common Stock were purchased through Goldman, Sachs & Co. at a price per share of $12.5400

     o On December 19, 2005, 7,346 shares of Common Stock were purchased through Goldman, Sachs & Co. at a price per share of $12.7628

     o On December 19, 2005, 12,694 shares of Common Stock were purchased through Merrill Lynch & Co. at a price per share of $12.7823

     o On December 20, 2005, 56,288 shares of Common Stock were purchased through Credit Suisse at a price per share of $12.4973

     o On December 20, 2005, 90,002 shares of Common Stock were purchased through Credit Suisse at a price per share of $12.4990

     o On December 20, 2005, 275,012 shares of Common Stock were sold through B-Trade at a price per share of $12.5600

     o On December 20, 2005, 275,012 shares of Common Stock were purchased through B-Trade at a price per share of $12.5600

     o On December 21, 2005, 3,659 shares of Common Stock were purchased through Credit Suisse at a price per share of $12.5567

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CUSIP No. 231082108                SCHEDULE 13D        Page 5 of 6 Pages
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     o   On December 21, 2005, 17,988 shares of Common Stock were sold through
         Credit Suisse at a price per share of $12.5871

     o On December 22, 2005, 100 shares of Common Stock were purchased through Credit Suisse at a price per share of $12.5700

     o On December 22, 2005, 17,000 shares of Common Stock were sold through B-Trade at a price per share of $12.5800

     o On December 22, 2005, 17,000 shares of Common Stock were purchased through B-Trade at a price per share of $12.5800

     o On December 23, 2005, 15,000 shares of Common Stock were sold through Credit Suisse at a price per share of $12.7462

     o On December 27, 2005, 15,083 shares of Common Stock were purchased through Credit Suisse at a price per share of $12.5834

     o On December 27, 2005, 17,000 shares of Common Stock were sold through Credit Suisse at a price per share of $12.7846

     o On December 28, 2005, 20,000 shares of Common Stock were sold through Credit Suisse at a price per share of $12.4659

     o On December 28, 2005, 124,156 shares of Common Stock were purchased through Credit Suisse at a price per share of $12.5048

     o On December 29, 2005, 20,000 shares of Common Stock were sold through Credit Suisse at a price per share of $12.4618

     o On December 30, 2005, 19,278 shares of Common Stock were sold through Credit Suisse at a price per share of $12.3379

     o On December 30, 2005, 60,000 shares of Common Stock were purchased through B-Trade at a price per share of $12.3997

     o On December 30, 2005, 50,000 shares of Common Stock were purchased through Morgan Stanley & Co. at a price per share of $12.4114

     o On December 30, 2005, 50,000 shares of Common Stock were purchased through Robinson Humphries at a price per share of $12.4812

     o On January 3, 2006, 50,000 shares of Common Stock were purchased through Robinson Humphries at a price per share of $12.4796

     o On January 5, 2006, 50,000 shares of Common Stock were purchased through Robinson Humphries at a price per share of $13.0059

     o On January 5, 2006, 35,000 shares of Common Stock were purchased through Credit Suisse at a price per share of $13.1009

     o On February 8, 2006, 19,901 shares of Common Stock were sold through Credit Suisse at a price per share of $12.7551

     o On February 8, 2006, 19,901 shares of Common Stock were purchased through Morgan Stanley & Co. at a price per share of $12.7650

     o On February 13, 2006, 10,175 shares of Common Stock were purchased through Goldman, Sachs & Co. at a price per share of $12.1113

(d) Chilton's Client Accounts that own the Common Stock have the right to receive dividends from, and the proceeds from any sale of, such Common Stock.

(e) Not applicable.

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CUSIP No. 231082108                SCHEDULE 13D        Page 6 of 6 Pages
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ITEM 6.     Contracts, Arrangements, Understandings or Relationships with
            Respect to Securities of the Issuer.

Not applicable.


ITEM 7.     Material to Be Filed as Exhibits.

Not applicable.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 16, 2006

                                    Chilton Investment Company, LLC



                                    By:   /s/ James Steinthal
                                          -------------------------------------
                                          James Steinthal
                                          Managing Director